Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 13, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed September 18, 2012
File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2012.

Amendment No. 4 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated October 10, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Summary Historical Consolidated Financial Data, page 15

1.	With regard to footnote (3), please clearly show how you arrived at your pro forma amounts with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. Please disclose the interest rate used to determine the pro forma adjustment to interest expense as well.

The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the pro forma per share amounts assume the completion of the Parent Distribution on January 1, 2011. The Company has also revised the registration statement to disclose that the pro forma adjustment to interest expense assumes an interest rate of 9.50%, which is the actual interest rate of the Senior Secured Notes. Please see pages 16 and 56 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results.., page 57

Liquidity and Capital Resources, page 91

General

2.	Please enhance your MD&A to include the following:

•

On page 41, you discuss the risk factor surrounding the fact that your main source of cash is distributions from your subsidiaries. Please describe the cash flows and their form(s) (e.g., royalties, management fees) and restrictions, if any, as they move through your various subsidiaries up to Global Brass and Copper Holdings, Inc.; and

•

In your liquidity and capital resources, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

The Company has revised the Registration Statement on pages 91-92 in response to the Staff’s comment regarding cash distributions from the subsidiaries of the Company and the impact of dividend restrictions on its liquidity, financial condition or results of operations.

The Company is in the process of preparing the financial statement schedule containing condensed parent company financial data in accordance with Rule 12-04 of Regulation S-X. The Company will include this schedule and the disclosures required by Rule 4-08(e) in a future amendment prior to seeking to have the Registration Statement declared effective.

Cash Flows, page 94

3.	Please expand your discussion of operating cash flows for the six months ended June 30, 2012 to expand your discussion of the “$4.0 million increase in accounts receivable net of accounts payable.” In this regard, explain why accounts receivable increased by $31.7 million. Please consider providing an analysis of day’s sales in accounts receivable. Please also explain why accounts payable increased by $27.7 million.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 95 of Amendment No. 4.

Compensation Discussion and Analysis, page 141

Annual Cash Bonuses, 145

4.	We note your updated disclosure with respect to the 2011 bonuses. Please confirm that “equity value creation” was the performance target for year 2011 and expand your disclosure to quantify the target and maximum level of the “equity value creation” performance measure consistent with the disclosure requirements of Item 402(b)(2)(v) of Regulation S-K. Also disclose the actual level of performance and explain the relationship between actual performance and the payouts awarded.

The Company hereby respectfully advises the Staff that the 2011 bonuses were discretionary and were not required to be based on “equity value creation.” The board considered among other things the performance of the Company and of each individual executive. The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 145-146 of Amendment No. 4.

Summary Compensation Table, page 149

5.

Please explain why you reported the amounts awarded pursuant to the Management Incentive Compensation Plan as a bonus in the Summary Compensation Table. Since you provided disclosure pursuant to the Item 402(d) of Regulation S-K for the payouts, we would expect to see corresponding disclosure under the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table. We also note that each named executive officer has an opportunity to earn a bonus intended as incentive for performance to occur over a specified period, based on achievement of specified levels of financial performance. Refer generally to Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the 2011 bonuses were discretionary and reported as a bonus in the Summary Compensation Table. The Company has deleted Item 402(d) disclosure on page 150 of Amendment No. 4 in response to the Staff’s comment.

*    *    *

If you have any questions regarding Amendment No. 4 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton
Global Brass and Copper Holdings, Inc.

Andrew J. Pitts
LizabethAnn R. Eisen
Cravath, Swaine & Moore LLP

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